December 2, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-3
Filed on November 22, 2024
File No. 333-283423

Dear Staff:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 26, 2024 with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on November 22, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement.

Registration Statement on Form S-3 filed November 22, 2024

General

1. We note that you filed a Form 12b-25 on March 29, 2024 to extend the filing deadline for your annual report on Form 10-K for the year ended December 31, 2023 and that you subsequently filed your Form 10-K on April 16, 2024, although the deadline to file the Form 10-K was April 15, 2024. As a result, your 10-K for the year ended December 31, 2023 was not timely filed and it appears that the company is not S-3 eligible. Please tell us why you believe you are eligible to file on Form S-3, or amend your registration statement to file on an appropriate form.

As was discussed during our phone conversation with the Staff on November 26, 2024, we understand that the Company was required to file an annual report on Form 10-K for the year ended December 31, 2023 (“Form 10-K”) 90 days after the end of the fiscal year covered by the report, or March 30, 2024. Considering that March 30, 2024 was a Saturday, the filing deadline was the following business day, or April 1, 2024. On March 29, 2024, the Company filed Form 12b-25 to extend the filing deadline for 15 days. If the original filing deadline was April 1, 2024, then the extended filing deadline shall be April 16, 2024. The Company filed its Form 10-K on April 16, 2024. Hence, we believe that the Company filed the Form 10-K timely and is eligible to file the Registration Statement.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

2. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the outstanding Staff comment on your annual report on Form 10-K for the year ended December 31, 2023.

The Company respectfully advises the Staff that the response to the Staff’s letter of November 19, 2024 with comments to Form 10-K is being submitted by the Company concurrently with the submission of this letter.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross D. Carmel
Ross D. Carmel
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW